Exhibit (a)(23)

Genco Shipping & Trading Limited Sends Letter to Shareholders from Chairman and CEO John Wobensmith

Expresses Confidence in Strength of Business, Momentum Underway and Ability to Continue Generating Superior Returns and Shareholder Value

Urges Shareholders to Vote FOR the Reelection of Genco’s Six Directors on the WHITE Proxy Card

Recommends Shareholders Do NOT Tender Their Shares into Diana’s Inadequate and Highly Conditional Offer

Additional Information Available at www.GencoDrivesSuperiorReturns.com

NEW YORK, May 18, 2026 (GLOBE NEWSWIRE) – Genco Shipping & Trading Limited (NYSE:GNK) (“Genco” or the “Company”), the largest U.S. headquartered drybulk shipowner focused on the global transportation of commodities, today sent a letter to Genco shareholders from John Wobensmith, the Company’s Chairman and Chief Executive Officer.

Highlights from the letter include:

•	Since 2021, Genco’s Board and management team have been implementing Genco’s Comprehensive Value Strategy, resulting in $310 million or $7.16 per share in dividends paid to shareholders, a growing fleet of premium earnings vessels and industry-low leverage and breakeven levels.

•	Following Genco’s success growing its Q1 dividend 133% year over year, Genco has significant momentum and is positioned to continue delivering compelling returns and dividend growth in Q2 and for the remainder of 2026.

•	Diana’s highly conditional tender offer is unchanged from its prior inadequate proposal, and the Genco Board recommends shareholders do not tender their shares.

•	Independent sell-side analysts continue raising their estimates of Genco’s net asset value (“NAV”), making Diana’s offer look even more inadequate.

•	Allowing Diana’s handpicked nominees to take control of the Board would introduce significant risks to Genco’s strategy, governance and future value creation.

•	The Board strongly believes that Genco’s underlying value and upside potential far exceeds what Diana is offering and that Genco’s current directors are the right group to continue leading Genco forward.

The full text of the letter follows:

Dear Fellow Shareholders,

I am writing to you personally to express my confidence in Genco’s future, and to detail why we need you to take action in connection with our upcoming Annual Meeting.

Your vote on the WHITE proxy card “FOR” our Board nominees and in line with the Board’s other recommendations is critical. It will help ensure that Genco’s highly qualified, independent Board can continue implementing our strategy that has driven outperformance, meaningful returns and positioned the Company for continued shareholder value creation.

Genco Is Driving Results Across the Business with Continued Momentum

Genco is operating from a position of strength. Over the past five years, we have executed our Comprehensive Value Strategy, which continues to deliver tangible results for Genco shareholders.

Our Board and management team developed this strategy with a central idea: strong governance and disciplined capital allocation are critical for generating returns and value for shareholders. Our thesis has been proven, and, as a result, Genco has significantly increased its earnings power and dividend capacity.

Since we began implementing our Comprehensive Value Strategy in April 2021, we have:

•	Paid $310 million and $7.16 per share in dividends. We have delivered 27 consecutive quarterly dividends — the longest uninterrupted streak in our industry.

•	Grown our fleet of premium earning vessels. We have invested $557 million in our fleet, enabling us to take advantage of a strengthening drybulk market and enhance shareholders’ upside potential.

•	Reduced our cash flow breakeven rate. We have strengthened our balance sheet by paying down $119 million in debt, supporting Genco’s industry-low leverage and breakeven levels and increasing our ability to generate cash flow. As a result, we have a foundation to return capital to shareholders and take advantage of growth opportunities in various rate environments.

Our Recent Financial Performance Demonstrates that Our Strategy is Creating Value for Shareholders

We are generating solid earnings and delivering significantly higher dividends:

•	Genco generated net income of $9.3 million and adjusted EBITDA of $36.2 million in Q1 2026, 358% higher year-over-year[1]

•	We increased our first quarter dividend to $0.35 per share, up 133% year-over-year

•	Full year 2026 operating cash flow is projected to be nearly $200 million, which would be an increase of more than 2x versus the 2025 level and the highest mark since 2022[2]

1 We believe the non-GAAP measure presented provides investors with a means of better evaluating and understanding the Company’s operating performance. Please see the end of this communication for a reconciliation table.

2 2026 projections are based on our fixtures to date and assumes the forward freight agreement (FFA) curve for the balance of the year. For further details of the calculation of operating cash flow and our assumptions and qualifications, including estimated expenses and utilization rates, please see p. 39 of our Q1 2026 earnings presentation at https://investors.gencoshipping.com/overview/default.aspx.

•	We project a second quarter dividend of $0.70 per share, a 367% increase year-over-year[2]

•	Our dividend formula would produce a total dividend of $2.50 per share in 2026, assuming the forward freight curve for the balance of the year[2]

We have momentum and believe Genco is well positioned to continue delivering compelling returns and dividend growth in a strengthening drybulk market.

Our Highly Qualified Board is Committed to Strong Governance and Creating Shareholder Value

Underlying everything we do at Genco are our industry-leading corporate governance practices. We are the only U.S.-listed drybulk company with no related-party transactions benefiting insiders and have been consistently ranked in the industry’s top quartile for governance practices.3

Our Board of Directors brings the right mix of experience, independence and expertise to guide the Company forward. Over time, we have thoughtfully and deliberately added highly qualified directors with deep shipping, drybulk commodities, capital markets and other relevant business expertise.

Importantly, as I noted, our Board has been the architect of Genco’s Comprehensive Value Strategy, which continues to drive our strong performance and returns today. While we are pleased with the progress we have made, our Board remains open-minded in evaluating all opportunities to create additional value for shareholders.

To that end, we regularly review our performance and evaluate strategic opportunities. Consistent with this approach, we proactively reached out to Diana Shipping in June 2024 to explore a potential business combination.

Beyond our prior engagements with Diana, we have also reviewed and considered a number of strategic opportunities — all through the prism of maximizing shareholder value. For example, our Board reviewed and rejected a proposal by Star Bulk Carriers Corp. to acquire Genco in July 2025 at a discounted price of $16 per share in cash and stock.

Let me be clear: we would support a strategic transaction, but we will not settle for one that undervalues Genco at the expense of our shareholders. Any transaction must appropriately compensate our shareholders by reflecting the full underlying value of our assets and providing a meaningful control premium.

We have been transparent about this standard and remain willing to engage with any party that meets it. Our strong and growing earnings and dividends only serve to further validate our rejection of these fundamentally inadequate proposals. Our shareholders today are benefiting from our Board’s decisions.

The Situation with Diana

This brings me to the current situation with Diana. Simply put, Diana is attempting to take control of Genco at a discount. They have rapidly accumulated Genco shares, made a series of inadequate proposals, launched a conditional tender offer and are now seeking to replace your Board through a proxy contest.

3 As rated by Webber Research.

We strongly believe the value and upside of your Genco investment far exceeds what Diana is offering and that our Board is the right group to continue leading Genco.

•	Diana’s tender offer is inadequate and highly conditional. Genco’s Board reviewed the offer and recommends shareholders not tender their shares. The $23.50 per share price is unchanged from Diana’s prior inadequate proposal, is well below the value of our assets, does not provide a control premium and is below Genco’s current trading price. In addition, the numerous conditions attached to the offer make it highly unlikely to be completed, rendering it illusory.

We note that independent sell-side analysts who follow our industry continue raising their estimates of Genco’s net asset value (“NAV”), making Diana’s offer look even more inadequate. Today, the mean sell-side analyst NAV estimate is $26.54, and the current median analyst estimate is $26.80 in a period of rising asset values across the industry.4

•	Diana’s handpicked nominees would jeopardize our progress. Allowing Diana’s handpicked nominees to take control of our Board would remove our highly qualified directors and introduce significant risks to Genco’s strategy, governance and future value creation.

Diana has made a number of false and misleading statements as part of its takeover campaign. Don’t be fooled — Diana is simply trying to distract from the inadequacy of its offer.

You can find the facts about Diana’s history of value destructive self-dealing, the reasons its nominees shouldn’t be trusted and why they are unfit to serve on our Board at www.gencodrivessuperiorreturns.com.

Protect Your Genco Investment

At this critical juncture, there are two important actions we urge you to take:

•	Vote the WHITE proxy card today: You should vote “FOR” the reelection of Genco’s six directors and according to the Board’s other recommendations on the Company’s WHITE proxy card, “WITHHOLD” on Diana’s nominees and “AGAINST” Diana’s shareholder proposals. You can vote by telephone, online, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided. By doing so, you will enable us to continue executing our strategy and delivering value through dividends and growth in a strengthening drybulk market.

•	Do NOT tender your shares into Diana’s offer: Don’t give away your shares at an inadequate price for an offer that may not be completed.

To reiterate, we remain open to engaging with any party – including Diana – if they present a proposal that fully and fairly compensates our shareholders. To date, Diana has not done so. Instead, we believe Diana’s intent is clear: gain control of YOUR company without paying YOU full value for YOUR investment.

Genco’s Future is Bright, but it Requires You to Take Action Today

4 Calculated based on NAV estimates published by SEB, Clarkson Securities, Fearnley Securities, Deutsche Bank and Pareto.

Our Comprehensive Value Strategy is working. Our business is strong. We are well positioned to continue delivering substantial dividends and driving growth in a favorable market backdrop.

To capture the upside of your Genco investment, you need to vote FOR Genco’s directors on the WHITE proxy card and reject Diana’s inadequate and highly conditional tender offer.

Thank you for your continued trust and support.

Sincerely,

John Wobensmith

Chairman of the Board and Chief Executive Officer

Additional shareholder resources regarding the 2026 Annual Meeting of Shareholders can be found here: www.GencoDrivesSuperiorReturns.com.

Jefferies LLC is acting as financial advisor to Genco and Herbert Smith Freehills Kramer (US) LLP and Sidley Austin LLP are serving as legal counsel to Genco. Morgan Stanley & Co. LLC is acting as special advisor to the Board of Directors.

About Genco Shipping & Trading Limited

Genco Shipping & Trading Limited is a U.S. based drybulk ship owning company focused on the seaborne transportation of commodities globally. We transport key cargoes such as iron ore, coal, grain, steel products, bauxite, cement, nickel ore among other commodities along worldwide shipping routes. Our wholly owned high quality, modern fleet of dry cargo vessels consists of the larger Newcastlemax and Capesize vessels (major bulk) and the medium-sized Ultramax and Supramax vessels (minor bulk), enabling us to carry a wide range of cargoes. Genco’s fleet consists of 43 vessels with an average age of 12.6 years and an aggregate capacity of approximately 4,935,000 dwt.

Forward-Looking Statements

This communication contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding Diana Shipping Inc.’s unsolicited tender offer; any statements relating to the plans, strategies and objectives of management or the Company’s Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “budget,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of potential future events, circumstances or future operating or financial performance. These forward-looking statements are based on our management’s current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this release are the following: (i) the Company’s plans and objectives for future operations; (ii) that any transaction based on Diana’s non-binding indicative proposal or otherwise may not be consummated at all; (iii) the ability of Genco and its shareholders to recognize the anticipated benefits of any such transaction; (iv) the exercise of the discretion of our Board regarding the declaration of dividends, including without limitation the amount that our Board determines to set aside for reserves under our dividend policy; and (v) other factors listed from time to time in our filings with the SEC, including, without limitation, our Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent reports on Form 8-K and Form 10-Q. Our ability to pay dividends in any period will depend upon various factors, including the limitations under any credit agreements to which we may be a party, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance, market developments, and the best interests of the Company and its shareholders. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. In addition, the forward-looking statements included in this communication represent the Company’s views as of the date of this communication and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this communication.

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/, or by contacting Peter Allen as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement on Schedule 14A, an accompanying WHITE proxy card, and other relevant documents with the SEC in connection with the solicitation of proxies from the Company’s shareholders for the Company’s 2026 Annual Meeting of Shareholders. THE COMPANY’S SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING WHITE PROXY CARD, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the definitive proxy statement, an accompanying WHITE proxy card, any amendments or supplements to the definitive proxy statement, and other documents that the Company files with the SEC at no charge from the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials” section of the Company’s investor relations website at https://investors.gencoshipping.com/.

EBITDA Reconciliation

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
	(Dollars in thousands)
EBITDA Reconciliation:	(unaudited)
Net income (loss) attributable to Genco Shipping & Trading Limited	$9,309	$(11,923)
+ Net interest expense	3,833	2,179
+ Depreciation and amortization	21,038	17,665
EBITDA(1)	$34,180	$7,921

+ Impairment of vessel assets	527	-
+ Net gain on sale of vessels	(2,075)	-
+ Other operating expense	3,826	-
+ Unrealized gain on fuel hedges	(238)	(6)
Adjusted EBITDA	$36,220	$7,915

	Three Months Ended
	March 31, 2026	March 31, 2025
FLEET DATA:	(unaudited)
Total number of vessels at end of period	44	42
Average number of vessels(2)	43.4	42.0
Total ownership days for fleet(3)	3,903	3,780
Total chartered-in days(4)	404	273
Total available days for fleet(5)	4,127	3,777
Total available days for owned fleet(6)	3,723	3,504
Total operating days for fleet(7)	4,104	3,732
Fleet utilization(8)	99.2%	98.0%

AVERAGE DAILY RESULTS:
Time charter equivalent(9)	$19,346	$11,884
Daily vessel operating expenses per vessel(10)	6,805	6,592

1)	EBITDA represents net income (loss) attributable to Genco Shipping & Trading Limited plus net interest expense, taxes, and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements and it is presented for review at our board meetings. We believe that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate our performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP (i.e. non-GAAP measure) and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.
2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during the period divided by the number of calendar days in that period.
3)	We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.
4)	We define chartered-in days as the aggregate number of days in a period during which we chartered-in third-party vessels.
5)	We define available days as the number of our ownership days and chartered-in days less the aggregate number of days that our vessels are off-hire due to familiarization upon acquisition, repairs or repairs under guarantee, vessel upgrades or special surveys. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

6)	We define available days for the owned fleet as available days less chartered-in days.
7)	We define operating days as the number of our total available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
8)	We calculate fleet utilization as the number of our operating days during a period divided by the number of ownership days plus chartered-in days less drydocking days.
9)	We define TCE rates as our voyage revenues less voyage expenses, charter hire expenses, and realized gain or losses on fuel hedges, divided by the number of the available days of our owned fleet during the period. TCE rate is not an item recognized by U.S. GAAP (i.e., it is a non-GAAP measure). However it is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts. Our estimated TCE for the second quarter of 2026 is based on fixtures booked to date. Actual results may vary based on the actual duration of voyages and other factors. Accordingly, we are unable to provide, without unreasonable efforts, a reconciliation of estimated TCE for the second quarter to the most comparable financial measures presented in accordance with GAAP.

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Total Fleet	(unaudited)
Voyage revenues (in thousands)	$114,429	$71,269
Voyage expenses (in thousands)	36,276	27,354
Charter hire expenses (in thousands)	6,096	2,285
Realized (loss) gain on fuel hedges (in thousands)	(40)	8
	72,017	41,638

Total available days for owned fleet	3,723	3,504
Total TCE rate	$19,346	$11,884

10)	We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Cash Flow

Operating cash flow is a non-GAAP financial measure. We believe the non-GAAP measure presented provides investors with a means of better evaluating and understanding the Company’s operating performance. Actual results may vary based on the actual duration of voyages and other factors. Accordingly, we are unable to provide, without unreasonable efforts, a reconciliation of our 2026 projected operating cash flow to the most comparable financials measures presented in accordance with GAAP.

Investor Contact

Peter Allen

Chief Financial Officer

Genco Shipping & Trading Limited

(646) 443-8550

Media Contact

Leon Berman

IGB Group

(212) 477-8438

lberman@igbir.com